UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66396 / February 15, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14712

In the Matter of	**ORDER MAKING FINDINGS AND**
	REVOKING REGISTRATION OF
Tornado Gold International Corp.,	**SECURITIES PURSUANT TO SECTION 12(j)**
Twin Faces East Entertainment Corp.,	**OF THE SECURITIES**
Universal Ice Blast, Inc.,	**EXCHANGE ACT OF 1934 AS TO VISITEL**
US Farms, Inc.,	**NETWORK (a/k/a PRG GROUP, INC.)**
US Microbics, Inc., and	
Visitel Network	
(a/k/a PRG Group, Inc.),	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Visitel Network (a/k/a PRG Group, Inc.) ("PRG Group" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on January 25, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Visitel Network (a/k/a PRG Group, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   PRG Group (CIK No. 846878) is a void Delaware corporation located in Hillsborough, New Jersey. At all times relevant to this proceeding, the securities of PRG Group have been registered under Exchange Act Section 12(g). As of January 12, 2012, the company's stock (symbol "PRGJ") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   PRG Group has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since September 30, 1995.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                       Elizabeth M. Murphy
                                       Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.